      As filed with the Securities and Exchange Commission on May 24, 2001
                                                      Registration No. 005-58251
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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ---------------
                                  SCHEDULE TO

                               (Amendment No. 2)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                               ---------------
                               NetIQ Corporation
                      (Name of Subject Company (Issuer))

                               ---------------
                               NetIQ Corporation
                       (Name of Filing Person (Offeror))

                               ---------------
 Certain Options under NetIQ Corporation Amended and Restated 1995 Stock Plan,
  Mission Critical Software, Inc. 1997 Stock Plan (as amended May 21, 1999),
       WebTrends Corporation 1997 Stock Incentive Compensation Plan and WebTrends Corporation Amended and Restated 1998 Stock Incentive Compensation
                                     Plan
    To Purchase Common Stock Par Value $.001 per Share of NetIQ Corporation
                        Held by Eligible Option Holders
                        (Title of Class of Securities)

                               ---------------
                                       *
                     (CUSIP Number of Class of Securities)

                               ---------------

                                                                    Copies to:
                 Ching-Fa Hwang                               William M. Kelly, Esq.
               NetIQ Corporation                              Davis Polk & Wardwell
            3553 North First Street                            1600 El Camino Real
               San Jose, CA 95134                              Menlo Park, CA 94025
              Tel: (408) 856-3000                              Tel: (650) 752-2000

  (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

* There is no trading market or CUSIP Number for the options. The CUSIP Number for the underlying Common Stock is 64115P 10 2.

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

   [_] third party tender offer subject to Rule 14d-1.
   [X] issuer tender offer subject to Rule 13e-4.
   [_] going-private transaction subject to Rule 13e-3.
   [_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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                            INTRODUCTORY STATEMENT

   This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO relating to our offer to exchange options to purchase shares of our common stock, par value $.001 per share, held by our current employees other than officers as defined in Rule 16a-1(f) of the Securities Exchange Act of
1934) who hold options with an exercise price equal to or greater than $50.00 per share with respect to (i) options with an exercise price equal to or greater than $50.00 per share and (ii) options with any lower exercise price if such options were granted on or after December 7, 2000, and if required as described below in the offer documents.

Item 12. Exhibits

     Item 12 is hereby amended and supplemented to add the following exhibit:

 (a)(1)(A) Offer to Exchange dated May 7, 2001 as amended May 23, 2001.

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                          NetIQ Corporation

                                                   /s/ Ching-Fa Hwang
                                          _____________________________________
                                                       Ching-Fa Hwang
                                               President and Chief Executive
                                                          Officer

Date: May 23, 2001

                               INDEX TO EXHIBITS

 Exhibit Number                           Description
 --------------                           -----------
 (a)(1)(A)      Offer to Exchange dated May 7, 2001 as amended May 23, 2001.
